12235 El Camino Real San Diego, CA 92130-3002 PHONE 858.350.2300 FAX 858.350.2399 www.wsgr.com

July 16, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549-3720

Attention:	Amanda Ravitz
Heather Percival
Caleb French
Eric Atallah
Kevin Kuhar

Re:	Ra Medical Systems, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 28, 2018
CIK No. 0001716621

Ladies and Gentlemen:

On behalf of our client, Ra Medical Systems, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 13, 2018 (the “Comment Letter”), relating to the above referenced confidential Amendment No. 1 to Draft Registration Statement on Form S-1. We are concurrently submitting this letter via EDGAR today and on July 16, 2018, the Company will file a Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on June 28, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement confidentially submitted on June 28, 2018), all page references herein correspond to the page of the Registration Statement, as applicable.

Securities and Exchange Commission

July 16, 2018

Overview, page 1

1.

We note your response to comment 12. Please expand your response to clarify whether your intended future DABRA uses, as disclosed in the fourth sentence, will similarly address the results of vascular diseases or the vascular diseases themselves.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 73, and 91 of the Registration Statement.

Strengths of our Approach – DABRA, page 3

2.	Expand your response to comment 4 to address other technical terms the first time they are used, such as dissection or perforation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement to address the technical terms the first time they are used.

We face credit and compliance risk…, page 22

3.

Please expand your response to comment 8 to discuss any relevant details about your distributors’ location or advise why you do not believe such information is material to an investor’s assessment of the risk you describe.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 23 of the Registration Statement to include information about our distributors’ locations.

Results of Operations, page 75

4.

We note your decrease in direct unit sales in your Dermatology segment for the period ended March 31, 2018 compared to March 31, 2017 and your offsetting increase in income from rentals of your laser products. Please tell us whether a shift exists towards rentals from product purchases and, if so, whether that shift reflects a material trend that must be discussed per Regulation S-K Item 303.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77 of the Registration Statement. The Company further advises the Staff that the Company does not believe that a material trend exists towards rentals from product sales. The Company respectfully notes that the shift occurred as a result of allocating dermatology sales resources to the commercialization of DABRA. The Company anticipates hiring additional sales resources in the dermatology segment to replace the sales resources that were allocated to the commercialization of DABRA.

Securities and Exchange Commission

July 16, 2018

Reimbursement, page 102

5.

We note your response to comments 1 and 7 and removed disclosure previously made in the third sentence of this section’s second paragraph. Tell us whether your customers’ purchases or rentals of your laser products are reimbursable by third-party payors as a portion of the reimbursement of the procedure, and if not, revise to further clarify how this lack of reimbursement would impact your products’ marketability.

Response: The Company respectfully advises the Staff that its customers do not receive reimbursement for the purchase of its products. However, procedures performed using DABRA and Pharos are reimbursable using existing CPT codes. The Company has revised the disclosure on page 103 of the Registration Statement accordingly.

Note 3 – Restatement and reclassification, page F-15

6.

We note your response to comment 28. To enhance an investor’s understanding of the restatement, if true, please revise the third sentence of the first bullet on page F-15 to clarify your conclusion that the awards are required to be classified as liabilities remeasured at each reporting date, rather than as “equity-classified” option awards as previously reported.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-15 of the Registration Statement.

Item 15. Recent Sales of Unregistered Securities, page II-2

7.

Expand your response to comment 29 to provide more information concerning the “investors” disclosed in paragraphs (a) and (c). Your revised disclosure should provide sufficient information to demonstrate the applicability of the exemptions claimed in the paragraph following paragraph (c).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages II-2 and II-3 of the Registration Statement.

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Securities and Exchange Commission

July 16, 2018

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (858) 350-2308 or mwaters@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Martin J. Waters

Martin J. Waters

cc:	Dean Irwin, Ra Medical Systems, Inc.
Andrew Jackson, Ra Medical Systems, Inc.

Zachary B. Myers, Wilson Sonsini Goodrich & Rosati, P.C.

Joshua A. Kaufman, Cooley LLP
Donald Shum, Cooley LLP

Bruce Rucks, Deloitte & Touche LLP